Exhibit 12.1

Hersha Hospitality Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Pre-tax income from continuing operations before income (loss) from equity investees	$96,435	$118,392	$38,101	$66,558	$16,988
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	42,662	44,352	43,557	43,357	40,935
Distributed income of equity investees	700	1,574	1,446	1,262	568
	$139,797	$164,318	$83,104	$111,177	$58,491

Combined Fixed Charges and Preferred Share Dividends
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	42,662	44,352	43,557	43,357	40,935
Interest capitalized	76	-	-	458	1,320
Preferred share distributions	24,169	17,380	14,356	14,356	14,611
	$66,907	$61,732	$57,913	$58,171	$56,866

Ratio of earnings to combined fixed charges and preferred share dividends	2.09	2.66	1.43	1.91	1.03